October 28, 2021

VIA EDGAR
U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549
Attn: Eric Atallah, Daniel Gordon, Abby Adams and Laura Crotty

Re:	bleuacacia ltd Amendment No. 2 to Registration Statement on Form S-1 Filed October 5, 2021 File No. 333-257240

Ladies and Gentlemen:

bleuacacia ltd (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated October 14, 2021, regarding the Company’s Amendment No. 2 to the Registration Statement on Form S-1 which was filed on October 5, 2021 (the “Registration Statement”). We are concurrently filing via EDGAR the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”). The changes reflected in Amendment No. 3 include those made in response to the Staff’s comment and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below is the Company’s response to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Registration Statement on Form S-1

General

1.	Please update your financial statements to include the interim period ended June 30, 2021. Refer to Rule 8-08 of Regulation S-X.

In response to the Staff’s comment the Company has included interim financials for the period ended September 30, 2021 in Amendment No 3.

We thank the Staff for its review of the foregoing and Amendment No. 3. If you have further questions or comments, please feel free to contact me at 212-284-4926 or Valerie.Jacob@Freshfields.com.

Sincerely,

/s/ Valerie Ford Jacob
Valerie Ford Jacob, Esq.
of Freshfields Bruckhaus Deringer US LLP

cc:	bleuacacia ltd Jide Zeitlin Lew Frankfort Charles McGuigan Thomas Northover

cc:	Freshfields Bruckhaus Deringer US LLP Michael Levitt, Esq. Jeremy Bar, Esq. Ropes & Gray LLP Paul Tropp, Esq. Aditya Khanna